UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the Month of December 2003

                           NATIONAL CONSTRUCTION INC.
                              (Name of Registrant)

                     3000 Matte Blvd., Brossard, QC J4Y 2H5
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                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                                Form 20-F  xxx    Form 40-F  ___
                                                           ---

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

                                                Yes               No  xxx
                                                                      ---

This Form 6-K shall be deemed to be incorporated by reference into the prospectuses forming a part of the registration statements (333-11204 and 333-12664) and to be a part of such prospectuses from the date of the filing hereof.

December 2003 Information

         1. December 8, 2003. National Construction Inc. announces that National has remedied its filing deficiencies and the management cease trade orders issued by the Ontario Securities Commission and the Commission des valeurs mobilieres du Quebec have been allowed to expire.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

               National Construction Inc. -- SEC File No. 0-27144
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                                  (Registrant)


Date: January 6, 2004                   By: _________________________________
                                            Keith F. Eaman, Chairman